STATEMENT OF FINANCIAL CONDITION

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number 8-16335
September 30, 2016
With Report of Independent Registered Public Accounting Firm

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition

September 30, 2016

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade Clearing, Inc.

We have audited the accompanying statement of financial condition of TD Ameritrade Clearing, Inc. (the Company) as of September 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Ameritrade Clearing, Inc. at September 30, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 18, 2016

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition
(In Millions, Except Share and Per Share Amounts)

September 30, 2016

Assets

Cash and cash equivalents	$	848
Cash and investments segregated and on deposit for regulatory purposes		8,416
Securities borrowed		1,051
Receivable from brokers, dealers and clearing organizations		126
Receivable from clients – net of allowance for doubtful accounts of $9		11,910
Receivable from affiliates		155
Other receivables – net of allowance for doubtful accounts of $1		98
Securities owned, at fair value		226
Deferred income taxes, net		23
Other assets		10
Total assets	$	22,863

Liabilities and stockholder's equity

Liabilities:

Securities loaned	$	1,990
Payable to brokers, dealers and clearing organizations		56
Payable to clients		18,703
Payable to affiliates		53
Accounts payable and accrued liabilities		89
Securities sold, not yet purchased, at fair value		6
Total liabilities		20,897

Stockholder's equity:

Common stock, $10 par value, 20,000 shares authorized; 9,946 shares issued and outstanding		—
Additional paid-in capital		508
Retained earnings		1,458
Total stockholder's equity		1,966
Total liabilities and stockholder's equity	$	22,863

See accompanying notes.

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
Notes to Statement of Financial Condition

September 30, 2016

1. Basis of Presentation and Nature of Operations

Basis of Presentation

TD Ameritrade Clearing, Inc. (the "Company") is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the "Parent") through the Company's immediate parent, TD Ameritrade Online Holdings Corp. ("TDAOH"). The Company evaluated subsequent events through November 18, 2016, the date on which the Statement of Financial Condition was available to be issued.

Nature of Operations

The Company is a securities broker-dealer that provides trade execution and clearing services on a fully disclosed basis to TD Ameritrade, Inc. and TD Ameritrade Asia Pte. Ltd. ("TDA Asia"), indirect wholly owned subsidiaries of the Parent. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated for regulatory purposes.

Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations. Funds can be held in cash, reverse repurchase agreements, U.S. Treasury securities and other qualified securities. Reverse repurchase agreements (securities purchased under agreements to resell) are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements are collateralized by U.S. Treasury securities and generally have a maturity of seven days.

3

The Company computes a separate reserve requirement for Proprietary Accounts of Broker-Dealers ("PAB"). The Company had a $9 million PAB reserve requirement at September 30, 2016.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral provided or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from and the brokerage interest payable to broker-dealers are included in other receivables and in accounts payable and accrued liabilities, respectively, on the Statement of Financial Condition.

Receivable from/Payable to Clients

Receivable from clients primarily consists of margin loans to securities brokerage clients, which are collateralized by client securities, and is carried at the amount receivable, net of an allowance for doubtful accounts that is primarily based on the amount of unsecured margin balances. Payable to clients primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade-date basis and carried at fair value.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Securities Transactions

Client securities trades, which are introduced by TD Ameritrade, Inc. and TDA Asia, are recorded on a settlement-date basis with such trades generally settling within three business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying Statement of Financial Condition.

Recently Issued Accounting Pronouncements

ASU 2016-13 — In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on October 1, 2020, using a modified retrospective approach. The Company is currently assessing the impact this ASU will have on the Company's Statement of Financial Condition.

ASU 2016-02 — In February 2016, the FASB issued ASU 2016-02, *Leases*. This ASU will supersede the guidance in Accounting Standards Codification ("ASC") Topic 840, *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial condition. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 2016-02 will be effective for the Company's fiscal year beginning October 1, 2019. Early adoption is permitted. The Company is currently assessing the impact this ASU will have on the Company's Statement of Financial Condition.

ASU 2014-09 — In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by

using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning October 1, 2018. Early adoption is permitted for annual reporting periods beginning after December 15, 2016.

Subsequent to issuing ASU 2014-09, the FASB issued the following standards for the purpose of clarifying certain aspects of ASU 2014-09:

- ASU 2016-08, *Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*;

- ASU 2016-10, *Identifying Performance Obligations and Licensing*; and

- ASU 2016-12, *Narrow-Scope Improvements and Practical Expedients*.

These subsequently issued ASU's have the same effective date and transition requirements as ASU 2014-09. The Company is currently assessing the impact that these revenue recognition standards will have on the Company's Statement of Financial Condition and is evaluating which adoption method to apply.

3. Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists of the following as of September 30, 2016 (in millions):

U.S. government debt securities	$ 6,523
Reverse repurchase agreements (collateralized by U.S. government debt securities)	1,288
Cash in demand deposit accounts	605
Total	$ 8,416

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of September 30, 2016 (in millions):

Receivable:		
Clearing organizations	$	116
Securities failed to deliver		7
Other broker-dealer receivables		3
Total	$	126
Payable:		
Clearing organizations	$	28
Securities failed to receive		21
Other broker-dealer payables		7
Total	$	56

5. Income Taxes

As of September 30, 2016, temporary differences between the Statement of Financial Condition carrying amounts and tax bases of assets and liabilities arise from the federal impact of state uncertain tax positions, the allowance for doubtful accounts, certain accrued liabilities, unrealized gains and losses, stock-based compensation and prepaid expenses.

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2013 through 2015 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2016, could decrease by up to $2 million ($1 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2016, accrued interest and penalties related to unrecognized tax benefits included in accounts payable and accrued liabilities was $15 million.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company computes net capital under the alternative method as permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $1.5 million, which is based

on the type of business conducted by the broker-dealer, or 2% of aggregate debit balances arising from client transactions.

Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than (a) 5% of aggregate debit balances or (b) 120% of its minimum dollar requirement.

The following table summarizes the Company's net capital and net capital requirements as of September 30, 2016 (dollars in millions):

Net Capital	Required Net Capital (2% of Aggregate Debit Balances)	Net Capital in Excess of Required Net Capital	Ratio of Net Capital to Aggregate Debit Balances
$ 1,719	$ 288	$ 1,431	11.95%

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Borrowing Arrangements

Revolving Credit Facility – On June 11, 2014, the Company entered into a credit agreement consisting of a senior unsecured revolving credit facility in the aggregate principal amount of $300 million (the "Revolving Facility"). The maturity date of the Revolving Facility is June 11, 2019.

The applicable interest rate under the Revolving Facility is calculated as a per annum rate equal to, at the option of the Company, (a) LIBOR plus an interest rate margin ("LIBOR loans") or (b) the federal funds effective rate plus an interest rate margin ("Fed Funds Rate loans"). The interest rate margin ranges from 0.75% to 1.50% for both LIBOR loans and Fed Funds Rate loans, determined by reference to the Parent's public debt ratings. The Company is obligated to pay a commitment fee ranging from 0.08% to 0.20% on any unused amount of the Revolving Facility, determined by reference to the Parent's public debt ratings. As of September 30, 2016, the interest rate margin would have been 1.00% for both LIBOR loans and Fed Funds Rate loans, and the commitment fee was 0.125%, each determined by reference to the Parent's public debt ratings. There were no borrowings outstanding under the Revolving Facility as of September 30, 2016.

The Revolving Facility contains negative covenants that limit or restrict, subject to certain exceptions, the incurrence of liens, indebtedness of the Company, mergers, consolidations, change in nature of business and the sale of all or substantially all of the assets of the Company. The Company is also required to maintain minimum tangible net worth and is required to maintain compliance with minimum regulatory net capital requirements. The Company was in compliance with all covenants under the Revolving Facility as of September 30, 2016.

Parent Credit Agreement – On March 31, 2015, the Parent entered into a credit agreement with the Company, which will terminate on March 1, 2022. Under this agreement, the Company may borrow up to $700 million in cash or securities from the Parent under a committed facility. In addition, the Parent is permitted, but under no obligation, to make loans of up to $300 million in cash or securities to the Company under an uncommitted facility. Loans under both the committed and uncommitted facilities bear interest at the same rate as borrowings under the Revolving Facility and must be repaid with interest on or before the termination date. There were no borrowings outstanding under the Parent credit agreement as of September 30, 2016.

Legal and Regulatory Matters

Order Routing Matters – Two putative class action complaints were filed between August and October 2014 regarding the Company and certain of its affiliates' routing of client orders. The cases were filed in, or transferred to, the U.S. District Court for the District of Nebraska. They are captioned: *Jay Zola et al. v. TD Ameritrade, Inc. and TD Ameritrade Clearing, Inc.*; and *Michael Sarbacker v. TD Ameritrade Holding Corporation, TD Ameritrade, Inc., TD Ameritrade Clearing, Inc. et al.* The complaints allege that the defendants failed to provide clients with "best execution" and routed orders to the market venue that paid the most for its order flow. Each complaint includes a claim of breach of contract. The *Sarbacker* complaint also includes claims of fraud, negligent misrepresentation, violation of Nebraska's Consumer Protection Act, violation of Nebraska's Uniform Deceptive Trade Practices Act, aiding and abetting, unjust enrichment and declaratory judgment. The complaints seek various kinds of relief including damages, restitution, disgorgement, injunctive relief, equitable relief and other relief. The Company moved to dismiss both of the putative class action complaints. The Magistrate Judge subsequently entered Findings and Recommendations with respect to both actions, recommending that the District Judge dismiss both lawsuits. On March 23, 2016, the District Judge entered an order dismissing all of the state law claims in both actions and permitting the plaintiffs in both actions to amend their complaints to assert a federal securities claim. Neither of the plaintiffs in the two actions filed an amended complaint. The plaintiffs in both actions filed notices of appeal. The Company intends to vigorously defend against these lawsuits. The Company is unable to predict the outcome or the timing of the ultimate resolution of these lawsuits, or the potential losses, if any, that may result. The Parent and TD Ameritrade, Inc. also have been named as defendants in three other similar putative class action complaints regarding the routing of client orders.

Certain regulatory authorities are conducting examinations and investigations regarding the routing of client orders. The Company has received requests for documents and information from the regulatory authorities. The Company is cooperating with the requests.

Other Legal and Regulatory Matters – The Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's Statement of Financial Condition or could cause the Company significant reputational harm. The Company believes, based on its current knowledge and after consultation with counsel, it has adequate legal defenses with respect to these legal proceedings in which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the Statement of Financial Condition could be significantly changed at a later date upon final determinations by taxing authorities.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the Statement of Financial Condition. These include the Company's client activities involving the execution, settlement and financing of various client securities transactions. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, the Company also routes client orders for execution and clears client transactions involving the sale of securities not yet purchased (short sales). Such margin-related transactions may

expose the Company to credit risk in the event a client's assets are not sufficient to fully cover losses that the client may incur. The risks associated with margin credit increase during periods of rapid market movements, or in cases where collateral is concentrated and market movements occur. In the event the client fails to satisfy its obligations, the Company has the authority to purchase or sell financial instruments in the client's account at prevailing market prices in order to fulfill the client's obligations. However, during periods of rapid market movements, clients who utilize margin credit and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company seeks to mitigate the risks associated with its client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral or to reduce positions, when necessary. TD Ameritrade, Inc. and TDA Asia reimburse the Company for unsecured losses resulting from client margin activities.

The Company loans securities temporarily to other broker-dealers. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation ("OCC").

The Company borrows securities temporarily from other broker-dealers. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and requiring collateral to be returned by the counterparties when necessary, and by participating in a risk-sharing program offered through the OCC.

The Company transacts in reverse repurchase agreements (securities purchased under agreements to resell) in connection with its broker-dealer business. The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate.

The Company has accepted collateral in connection with client margin loans and securities borrowed. Under applicable agreements, the Company is generally permitted to repledge securities held as collateral and use them to enter into securities lending arrangements. As of September 30,

2016, client margin securities with a fair value of approximately $16.5 billion and stock borrowings with a fair value of approximately $1.1 billion were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned approximately $2.0 billion and repledged approximately $2.7 billion of that collateral as of September 30, 2016.

The Company is subject to cash deposit and collateral requirements with clearinghouses based on client trading activity. The following table summarizes cash deposited with and securities pledged to clearinghouses by the Company (in millions):

Assets	Statement of Financial Condition Classification	September 30, 2016
Cash	Receivable from brokers, dealers and clearing organizations .... $	116
U.S. government debt securities	Securities owned, at fair value	220
Total................		$ 336

Guarantees

The Company is a member of and provides guarantees to securities clearinghouses and exchanges in connection with client trading activities. Under related agreements, the Company is generally required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted to the clearinghouse as collateral. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these guarantees.

See "Insured Deposit Account Agreement" in Note 11 for a description of a guarantee included in that agreement.

9. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 (in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash equivalents:				
Money market mutual funds.............	$ 732	$ —	$ —	$ 732
Investments segregated for regulatory purposes:				
U.S. government debt securities......	—	6,523	—	6,523
Securities owned:				
U.S. government debt securities........	—	220	—	220
Equity securities.................................	6	—	—	6
Subtotal – Securities owned	6	220	—	226
Total assets at fair value..........................	$ 738	$ 6,743	$ —	$ 7,481
Liabilities:				
Securities sold, not yet purchased:				
Equity securities...................................	$ 6	$ —	$ —	$ 6

There were no transfers between any levels of the fair value hierarchy during fiscal year 2016.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Fair Value of Financial Instruments Not Recorded at Fair Value

Securities borrowed/loaned, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are short-term in nature and, accordingly, are carried at amounts that approximate fair value. Securities borrowed/loaned, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Cash and investments segregated and on deposit for regulatory purposes includes reverse repurchase agreements (securities purchased under agreements to resell). Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements generally have a maturity of seven days and are collateralized by U.S. Treasury securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of reverse repurchase agreements approximates fair value (categorized as Level 2 of the fair value hierarchy). In addition, this category includes cash held in demand deposit accounts, for which the carrying value approximates fair value (categorized as Level 1 of the fair value hierarchy). See Note 3 for a summary of cash and investments segregated and on deposit for regulatory purposes.

10. Offsetting Assets and Liabilities

Substantially all of the Company's reverse repurchase agreements, securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for Statement of Financial Condition purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of September 30, 2016 (in millions):

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount [6]
				Financial Instruments[4]	Collateral Received or Pledged (Including Cash) [5]	
Assets:						
Investments segregated for regulatory purposes:						
Reverse repurchase agreements	$ 1,288	$ —	$ 1,288	$ —	$ (1,288)	$ —
Securities borrowed:						
Deposits paid for securities borrowed [1]	1,051	—	1,051	(172)	(862)	17
Total.................................	$ 2,339	$ —	$ 2,339	$ (172)	$ (2,150)	$ 17
Liabilities:						
Securities loaned:						
Deposits received for securities loaned [2][3].............................	$ 1,990	$ —	$ 1,990	$ (172)	$ (1,638)	$ 180

(1) Included in the gross amounts of deposits paid for securities borrowed is $590 million transacted through a risk-sharing program with the OCC, which guarantees the return of cash to the Company. See "General Contingencies" in Note 8 for a discussion of the potential risks associated with securities borrowing transactions and how the Company mitigates those risks.

(2) Included in the gross amounts of deposits received for securities loaned is $1.07 billion transacted through a risk-sharing program with the OCC, which guarantees the return of securities to the Company. See "General Contingencies" in Note 8 for a discussion of the potential risks associated with securities lending transactions and how the Company mitigates those risks.

(3) Substantially all of the Company's securities lending transactions have a continuous contractual term and, upon notice by either party, may be terminated within three business days. The following table summarizes the Company's gross liability for securities lending transactions by the class of securities loaned (in millions):

Deposits received for securities loaned:

Equity securities..	$	1,652
Exchange-traded funds		216
Closed-end funds...		73
Other..		49
Total...	$	1,990

(4) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(5) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty. At September 30, 2016, the Company had received total collateral with a fair value of $2.35 billion and pledged total collateral with a fair value of $1.81 billion.

(6) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

11. Related-Party Transactions

Allocated Costs from Affiliates Based on Expense Sharing Agreements

The Company is allocated costs from entities related by common ownership.

Clearing Agreements

The Company earns clearing fees from TD Ameritrade, Inc. and TDA Asia for clearing services provided on behalf of introduced clients pursuant to the provisions of clearing agreements. The Company also shares a portion of transaction fees, net interest and other revenues with TD Ameritrade, Inc. and TDA Asia pursuant to the revenue sharing provisions of the clearing agreements, for introducing and servicing these clients.

Account Funding and Sweep Arrangement Agreements

All clients who maintain a futures and/or forex brokerage account with TD Ameritrade Futures & Forex LLC, an indirect wholly owned subsidiary of the Parent, must also maintain a securities brokerage account with the Company, pursuant to account funding and sweep arrangement agreements. All client cash is initially deposited and held in the client's securities brokerage account, subject to transfer on a daily basis to the client's futures brokerage account if funds are required as a result of futures funding requirements. Futures funding requirements may include the transfer of cash to satisfy a margin call, pre-fund margin to establish a new position or to satisfy any deficit. Unless a client opts out, all cash remaining in the client's futures brokerage account in excess of these futures funding requirements is transferred back to the client's securities brokerage account on a daily basis. Clients have the ability to transfer funds between their securities brokerage account and their futures and/or forex brokerage account.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Payable to affiliates on the Statement of Financial Condition includes $13 million of income taxes payable to the Parent as of September 30, 2016.

Transactions with The Toronto-Dominion Bank and Affiliates

The Toronto-Dominion Bank ("TD") is an affiliate of the Parent, owning approximately 42% of the Parent's common stock as of September 30, 2016. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

TD Ameritrade, Inc., TD Ameritrade Trust Company ("TDATC"), an indirect wholly owned subsidiary of the Parent, and the Company (together, the "Ameritrade Companies") are party to an Insured Deposit Account ("IDA") agreement with TD Bank USA, N.A. ("TD Bank USA"), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A. (together, the "TD Depository Institutions") make available to clients of TD Ameritrade, Inc. and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade, Inc. and TDATC provide marketing and support services for the TD Depository Institutions, and the Company acts as agent for the clients of TD Ameritrade, Inc. and as recordkeeper for the TD Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the TD Depository Institutions pay the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums.

The current IDA agreement became effective as of January 1, 2013 and has an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. As of July 1, 2016, notice of non-renewal was not provided by either party, therefore the IDA agreement will automatically renew on July 1, 2018.

The fee earned on the IDA agreement is calculated based on two primary components: (a) the yield on fixed-rate "notional" investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (b) the yield on floating-rate investments. As of September 30, 2016, the IDA portfolio was comprised of approximately 68% fixed-rate notional investments and 32% floating-rate investments.

The IDA agreement provides that TD Ameritrade, Inc. may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. For example, if TD Ameritrade, Inc. designates that $100 million of deposits be invested in 5-year fixed-rate investments, and on the day such investment is confirmed by the TD Depository Institutions the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.45%, then the Ameritrade Companies will collectively earn a gross fixed yield of 1.45% on that portion of the portfolio (before any deductions for interest paid to clients, the servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums). In the event that (1) the federal funds

effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

The yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

The interest rates paid to clients are set by the TD Depository Institutions and are not linked to any index. The servicing fee to the TD Depository Institutions under the IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months ("short-term fixed-rate investments"). For such floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the TD Depository Institutions' leverage costs) and a maximum of 25 basis points.

In the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the TD Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the TD Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the marketing fee calculation to result in a negative amount is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for the IDA agreement.

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the Statement of Financial Condition resulting from related-party transactions as of September 30, 2016 (in millions):

Assets

Receivable from affiliates:

Receivable from TD and affiliates	$	103	
Receivable from entities related by common ownership		52	
Total			$	155

Liabilities

Securities loaned to TD and affiliates	$	72

Payables to brokers, dealers and clearing organizations:

Payables to entities related by common ownership	$	6

Payable to affiliates:

Payables to entities related by common ownership	$	52	
Payables to TD and affiliates		1	
Total			$	53

Securities loaned are settled in accordance with customary contractual terms. Receivables from and payables to affiliates resulting from client cash sweep activity are generally settled in cash the next business day. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.

12. Subsequent Events

During October 2016, the Company borrowed and repaid in full $175 million from the Parent through use of the credit agreement between the entities as discussed in Note 8.

On November 10, 2016, the Company paid a $150 million cash dividend to TDAOH.